UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   STEADMAN, DAVID R.A.
   411 WAVERLEY OAKS ROAD
   WALTHAM, MA  02154
2. Issuer Name and Ticker or Trading Symbol
   KURZWEIL APPLIED INTELLIGENCE, INC.
   (KURZ)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 30, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Director Stock Option |$5.188  |6/20/|A   |V|3,000 10,00|A,D|*    |*    |Common Stock|3,000  |       |-0-         |D  |            |
                      |        |97   |    | |0          |   |     |     |            |       |       |            |   |            |
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Director Stock Option |$4.375  |(1)  |J(2)| |3,000      |D  |*    |*    |Common Stock|10,000 |(2)    |-0-         |D  |            |
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Director Stock Option |$2.875  |(1)  |J(3)| |3,000      |D  |*    |*    |Common Stock|3,000  |(3)    |-0-         |D  |            |
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Director Stock Option |$5.188  |(1)  |J(4)| |3,000      |D  |*    |*    |Common Stock|3,000  |(4)    |-0-         |D  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) On June 27, 1997 the Issuer merged (the "Merger") with a subsidiary of Lernout & Hauspie Speech Products
NV ("L&H") pursuant to an Agreement and Plan of Merger approved by stockholders of the Issuer on June 26, 1997.
(2) Exchanged for $7,878 in cash and 89.183 shares of common stock of L&H having a value based on the closing price on June 27, 1997 of $27.50 per share. The fractional share is payable in cash at the June 27, 1997 market value.
(3) Exchanged for $5,873 in cash and 66.489 shares of L&H common stock. The fractional share is payable in cash at the June 27, 1997 market value.
(4) Exchanged for $461 in cash and 5.219 shares of L&H common stock. The fractional share is payable in cash at the June 27, 1997 market value.
* The options covering these derivative securities by their terms became exercisable in full as a result of the Merger and pursuant to the terms of the Merger, were terminated at the effective time of the Merger on June 27, 1997.
SIGNATURE OF REPORTING PERSON
David R. A. Steadman
DATE
June 30, 1997